AB 9/14

[redacted]

SECSECURITI ... MISSION

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SEC FILE NUMBER
8-65200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Behringer Securities LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15601 Dallas Parkway, Suite 600
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED

SEP 05 2008

THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/14

OATH OR AFFIRMATION

I, Gary S. Bresky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Behringer Securities LP, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL SLAGLE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
12-12-2011

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Gary S. Bresky ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Behringer Securities LP ____________________, as of June 30 __________, 2008, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEHRINGER SECURITIES LP

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED JUNE 30, 2008

BEHRINGER SECURITIES LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Behringer Securities LP

We have audited the accompanying statement of financial condition of Behringer Securities LP as of June 30, 2008, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Behringer Securities LP as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 20, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BEHRINGER SECURITIES LP
Statement of Financial Condition
June 30, 2008

ASSETS

Cash	$ 6,109,744
Prepaid expenses	9,790
Concessions receivable	1,998,324
	$ 8,117,858

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Commissions payable	$ 1,389,035
Accounts payable	114,016
State income taxes payable	1,736
Accrued expenses	1,066,628
	2,571,415
Partners' capital	5,546,443
	$ 8,117,858

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Concession income	$ 72,540,267
	72,540,267
Expenses	
Regulatory fees and expenses	397,023
Registered representative compensation	62,297,160
Occupancy and equipment costs	100,000
Other expenses	57,468
	62,851,651
Net income before taxes	9,688,616
Provision for state income taxes	10,197
Net Income	$ 9,678,419

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
Statement of Changes in Partners' Capital
For the Year Ended June 30, 2008

	General Partner	Limited Partner	Total
Balances at July 1, 2007	$ 5,867	$ 5,862,157	$ 5,868,024
Capital distributions	(10,000)	(9,990,000)	(10,000,000)
Net income	9,678	9,668,741	9,678,419
Balances at June 30, 2008	$ 5,545	$ 5,540,898	$ 5,546,443

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2008

Balance, at June 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, at June 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income	$ 9,678,419
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Decrease in commission payable	(668,868)
Decrease in accounts payable	(3,824)
Decrease in accrued expenses	(373,478)
Decrease in concessions receivable	696,505
Decrease in prepaid expenses	41,083
Increase in income taxes payable	1,736
Net cash provided (used) by operating activities	9,371,573
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distributions to partners	(10,000,000)
Net cash provided (used) by financing activities	(10,000,000)
Net decrease in cash	(628,427)
Cash at beginning of period	6,738,171
Cash at end of period	$ 6,109,744

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ 8,461

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
Notes to Financial Statements
June 30, 2008

Note 1 - Summary of Significant Accounting Policies

Behringer Securities LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. The Partnership consists of a managing general partner and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. Also, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Addison, Texas.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA").

Substantially all of the Partnership's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by affiliated real estate programs. Revenue is recognized after acceptance of orders by the affiliated entities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2008, the Partnership had net capital of approximately $5,134,059 and net capital requirements of $171,428. The Partnership's ratio of aggregate indebtedness to net capital was .50 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to partnerships, effective with franchise tax reports filed on or after January 1, 2008. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 5 - Related Party Transactions

The Partnership and its general partner are members of a group of affiliated entities that are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership has an office and administrative services agreement with a related party which provides office space, office facilities and administrative help. The Partnership agreed to reimburse the related party $100,000 for such services for the year ended June 30, 2008.

The Partnership recognized $72,540,267 of concession income and dealer manager fees in 2008 from the sale of shares and units associated with the purchase of investment real estate by the affiliated entities.

Note 6 - Concentrations

At June 30, 2008 and at various times throughout the year, the Partnership had cash balances in excess of federally insured limits. The Partnership regularly monitors the financial stability of these financial institutions and believes that the Partnership is not exposed to any significant credit risk.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of June 30, 2008

Schedule I

BEHRINGER SECURITIES LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 5,546,443
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 9,790	
Concessions receivable in excess of the related payable	402,594	(412,384)
Net capital		$ 5,134,059

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Commissions payable	$ 1,389,035
Accounts payable	114,016
Accrued expenses	1,066,628
Income taxes payable	1,736
Total aggregate indebtedness	$ 2,571,415

Schedule I (continued)

BEHRINGER SECURITIES LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 171,428
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 171,428
Net capital in excess of required minimum	$ 4,962,631
Excess net capital at 1000%	$ 4,876,918
Ratio: Aggregate indebtedness to net capital	.50 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

Net capital per the Partnership's unaudited FOCUS IIA	$ 5,011,191
Difference:	
Decrease in accounts payable and accrued expenses	207,944
Increase in concessions receivable in excess of related payable	(85,076)
Net capital per audited report	$ 5,134,059

Schedule II

BEHRINGER SECURITIES LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Behringer Securities LP

In planning and performing our audit of the financial statements and supplemental information of Behringer Securities LP (the "Partnership"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 20, 2008

END